

July 26, 2010

Jeremy Pearman
Chief Executive Officer
Securitas Edgar Filings, Inc.
4115 Taylorsville Road
Louisville, Kentucky 40220

      Re: Securitas Edgar Filings, Inc.
             Registration Statement on Form S-1
             Filed June 28, 2010
             File No. 333-167824

Dear Mr. Pearman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your founder and majority shareholder, Mr. Kwajo M. Sarfoh, has been involved with companies that did not pursue their stated business plans. For example, Mr. Sarfoh was the President and majority shareholder of Cape Coastal Trading which had minimal assets, revenues and operations up through the date that Mr. Kwajo sold his interest in the company as announced in a Form 8-K filed on January 14, 2005, at which time it became a blank check company. Mr. Sarfoh was also an executive officer and majority shareholder of Gateway Certifications which had minimal assets, revenues and operations up through the date that Mr. Sarfoh sold his interest in the company in a share exchange, as announced in a Form 8-K initially filed November 23, 2009, and amended January 13, 2010. We also note that your selling shareholder, Mr. Lawrence Williams, was the president, director and beneficial shareholder in Gateway Certifications. You also disclose that you may enter into a merger or business combination. In light of this disclosure and the track record of your founder and majority shareholder, please explain

supplementally, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419. Further, identify any other parties that are affiliated with you and any other companies and disclose whether those parties are promoters and control persons of the company.

2. Please revise your discussion throughout your filing to remove all references to IDEA as this is no longer an accurate reference.

Prospectus Cover Page

3. Please limit the cover page to one page in length. Also revise your disclosure in plain English and limit the disclosure as required by Item 501 of Regulation S-K. Refer to Item 501(b) of Regulation S-K and Rule 421 of Regulation C.

4. We note your disclosure on the prospectus cover page that you do not plan to place funds in an escrow, trust or similar arrangement. Please revise the prospectus cover page to describe the effect of this on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. Please make similar revisions under the heading "Plan of Distribution."

5. Please revise your disclosure in the third paragraph of your prospectus cover page and throughout your filing to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. You cannot file an application to be quoted. Please also revise here and throughout the filing to state that securities are quoted, not traded or listed, on the OTC Bulletin Board.

6. Please revise the disclosure on your prospectus cover page, and throughout your filing as appropriate, to clarify the duration of the offer by selling shareholders. We note your disclosure on the prospectus cover page and page two regarding the duration of the Offering, which you define as your offer of 1,000,000 shares, but you do not provide similar disclosure regarding the offer by selling shareholders.

7. Please revise your disclosure to clarify that the offering by the company is at a fixed price of $0.05 per share for the duration of the offering, and the offering by the selling shareholders for the resale shares is at a fixed price of $0.05 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please make similar revisions on page 2. Please also delete the last sentence in the third paragraph, since it may confuse investors.

8. Please revise the fifth paragraph on your prospectus cover page to remove the indication that there is currently a market for your shares.

Prospectus Summary, page 1

9. Please delete the last sentence in the second paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Our Business, page 1

10. Please state in this section that you are a development stage company and that your auditors have issued a going concern opinion.

11. Please disclose Mr. Sarfoh's role in founding your company here and in your related discussion in on page 25.

12. Please briefly clarify here and throughout the filing whether you currently provide data conversion and transmission services to companies. We note your disclosure in the notes to the financial statements that revenue recognized to date is composed primarily of consulting fees.

The Offering, page 2

13. Please remove the reference to NASD on page two as that entity no longer exists. Please also remove the reference on page 9.

If our advertising and marketing efforts fail…, page 8

14. Please eliminate the disclosure indicating that you believe moving your website URL to the top of search results will transform it into a powerful source of business development since it mitigates the point of the risk.

Future enhancements to the analysis of information…, page 10

15. Please revise your first risk factor on page 10 to reflect the current status of XBRL.

Forward Looking Statements, page 12

16. Please delete your reference to the Private Securities Litigation Reform Act on page 12. Section 27A(b)(1)(C) of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to forward-looking statements made with respect to the business or operation of issuers of penny stock.

Use of Proceeds, page 13

17. Please revise your column headings on page 14 to reflect the correct percentages. Currently, all of your column headings state 100%, but based on your disclosure on page

13, it appears that three of the four column headings should be changed to 25%, 50% and 75%.

18. In the second paragraph on page 15 you state that you believe that selling 40% of your offering will allow you to "satisfy [your] cash requirements for at least the next twelve months…." You then state that "if at least 25% of the shares being offered are not sold," you may need to obtain additional equity and/or debt financing. Please expand this discussion to explain how you arrived at these amounts, and make sure to address why there is a difference between the amount you expect to need to sell to satisfy your cash requirements and the amount that you need to sell in order to avoid needing additional financing. Please also ensure that this disclosure is consistent with your risk factor disclosure on page four.

Dilution, page 15

19. Please update your dilution calculations through March 31, 2010. In this regard, it appears your net tangible book value after the offering is approximately $39,309 as of March 31, 2010.

20. Please revise your reference to "units" in the last sentence of the last paragraph on page 15.

Selling Stockholders, page 16

21. Disclose, by footnote or otherwise, the natural person(s) who control RES Holdings. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located on our web-site at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

22. Please clarify in footnote (6) whether "Lawrence Williams" in your table on page 17 is the Lawrence Williams, Jr. that you have engaged as your Director of Business Development.

Plan of Distribution, page 19

23. Please revise your plan of distribution discussion to address the distribution of the shares by the company in the Offering. Your discussion currently only addresses the distribution of shares to be offered by your selling shareholders.

IDEA – Launch of New Paradigm, page 23

24. Your disclosure beginning on page 23 is outdated. Please revise.

Management's Discussion of Financial Condition, page 25

Results of Operation, page 27

25. Please revise to provide a discussion of the changes in your results of operations for the fiscal year ended December 31, 2009. See Item 303 of Regulation S-K.

Capital Resources and Liquidity, page 27

26. Please expand your disclosure to discuss the reason for your 67% increase in liabilities for the three months ended March 31, 2010 versus the three months ended March 31, 2009.

27. Your disclosure in the sixth paragraph of page 28 regarding borrowings for the year ended December 31, 2009 ($5,226) appears inconsistent with your disclosure in Note 3 to your financial statements on page F-8 regarding borrowings for the same period ($10,018).

28. Please clarify your reference to Note 2 in the sixth paragraph of page 28. We also note your reference to Note 3 on page 35.

Plan of Operations, page 29

The Company's Growth Strategy, page 29

29. In the first paragraph on page 30 you state that you may consider a merger, acquisition, joint venture, strategic alliance, roll-up, or other business combination. We also note your similar risk factor disclosure on page 5. Please disclose whether you have any such plans or intentions.

Sales Brochure, page 30

30. The discussion of your sales brochure on page 30 is an incomplete sentence. Please revise.

Search Engine Optimization, page 30

31. Please expand your disclosure in the seventh paragraph on page 30 to describe "content distribution relationships."

Employees, page 31

32. We note that your website states that Deepak Shah is your Director of Technology, but you do not discuss Mr. Shah under "Employees" on page 31 or elsewhere in your filing. Please revise or advise.

33. Please revise the third paragraph on page 31 to clarify whether Mr. Pearman's employment agreement has been renewed as you do on page 33.

Involvement in Certain Legal Proceedings, page 32

34. Please revise your disclosure regarding legal proceedings to encompass the past ten years and include all the legal actions set forth in Item 401(f) of Regulation S-K.

Executive Compensation, page 33

35. We note that your disclosure and table on page 33 refer to compensation for fiscal year 2010. Considering that fiscal year 2010 is not yet complete, please revise or advise us why you have referenced this time period.

Transactions With Related Persons, Promoters and Certain Control Persons…, page 34

36. Please revise your reference to the loan maturity date, June 30, 2013, in the second paragraph of this section to be consistent with the loan maturity date on page 28, December 31, 2014.

37. The combined ownership percentage you disclose for your founder and sole officer on page 35 (98%) is inconsistent with the percentages you disclose in the first paragraph on page 9 (97%), and in the fifth paragraph on page F-8 (100%). Please revise.

Description of Securities, page 35

Common Stock, page 36

38. Please attribute your statement in the last sentence of the first paragraph on page 36 regarding the validity of your shares to the opinion of your counsel, or alternatively remove the statement.

Report of Independent Registered Accounting Firm, page F-1

39. Please advise if the cumulative amounts reported in your December 31, 2009 financial statements are audited. Please note that the auditor's reports must refer to each period for which audited financial statements are required. We may have further comment.

40. Please amend your filing to include a manual or printed signature of the auditor's firm in the audit report, and confirm in your response that the audit report was executed by an authorized individual on behalf of the audit firm. Refer to Rule 2-02(a) of Regulation S-X.

Statement of Operations, page F-3

41. Please revise your net loss per common share for the fiscal year ended December 31, 2008. Based on the net loss and weighted average shares reported we calculated a net loss per share of (.001).

Note 1. Summary of Significant Accounting Policies, page F-6

Deferred income taxes, page F-6

42. Please revise to provide the disclosures required by FASB ASC 740-10-50.

Recent Accounting Pronouncements, page F-7

43. Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise your accounting standard references to comply with the FASB codification accordingly.

Recent Sales of Unregistered Securities, page 40

44. In the first paragraph on page 40 you state that you sold securities in reliance on the exemption set forth in Section 4(2) of the Securities Act. Please state briefly the facts relied upon to make the exemption available. Also name the persons or identify the class of persons to whom the securities were sold in the private placement. See Item 701(b) and (d) of Regulation S-K.

Undertakings, page 41

45. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include this undertaking.

Exhibit 5.1 Legal Opinion

46. Please clarify in the first paragraph that the Law Offices of Robert Diener has acted as counsel to the company. Also state that the registration statement covers 1,000,000 shares being offered by the company and 294,000 shares being offered for resale by selling shareholders.

47. Please have counsel revise its opinion to cover both the shares that have been issued and are being offered by the selling shareholders as well as the shares that will be issued and offered by the company. Note that that the opinion on resale shares should reflect that these shares are currently issued and outstanding.

48. We also note that counsel has consented to the use of its name under the heading "Legal Matters" but the heading is entitled "Experts and Counsel." Please have counsel revise.

Exhibit 23.1

49. Please revise the consent of Paritz & Company, P.A. to reflect that they also consent to the reference to their firm under the caption "Experts and Counsel."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact, Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert L. B. Diener, Esq.
         Via Fax (310) 362-8887